As filed with the Securities and Exchange Commission on May 10, 2010

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the matter of:

DWS Advisor Funds
DWS Blue Chip Fund
DWS Communications Fund, Inc.
DWS Equity Trust
DWS Global/International Fund, Inc.
DWS High Income Series
DWS Income Trust
DWS Institutional Funds
DWS International Fund, Inc.
DWS Investment Trust
DWS Investments VIT Funds
DWS Money Funds
DWS Money Market Trust
DWS Mutual Funds, Inc.
DWS Portfolio Trust
DWS Securities Trust
DWS Strategic Income Fund
DWS Target Fund
DWS Target Date Series
DWS Technology Fund
DWS Value Equity Trust
DWS Value Series, Inc.
DWS Variable Series I
DWS Variable Series II
and Deutsche Investment Management Americas Inc.
(the “Applicants”)

345 Park Avenue
New York, New York 10154

File No. 812-13539

AMENDMENT NO. 2 TO APPLICATION PURSUANT TO
SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940,
AS AMENDED (the “ACT”), FOR AN ORDER TO EXEMPT THE
APPLICANTS FROM SECTION 12(d)(1)(A) AND (B) OF THE ACT AND UNDER
SECTIONS 6(c) AND 17(b) OF THE ACT EXEMPTING CERTAIN TRANSACTIONS FROM
SECTION 17(a) OF THE ACT.

Date:  May 10, 2010

CONTACT:	COPIES TO:
David A. Sturms, Esq. Vedder Price P.C. 222 N. LaSalle Street Chicago, Illinois 60601 312-609-7589 (phone) 312-609-5005 (fax)	Thomas Connors, Esq. Deutsche Investment Management Americas Inc. One Beacon Street Boston, MA 02108 617-295-3357 (phone) 617-830-6347 (fax)

APPLICATION FOR RELIEF

I.   INTRODUCTION
Each of the undersigned hereby joins in this Application (the “Application”) for an order from the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”):  (i) DWS Advisor Funds, DWS Blue Chip Fund, DWS Communications Fund, Inc., DWS Equity Trust, DWS Global/International Fund, Inc., DWS High Income Series, DWS Income Trust, DWS Institutional Funds, DWS International Fund, Inc., DWS Investment Trust, DWS Investments VIT Funds, DWS Money Funds, DWS Money Market Trust, DWS Mutual Funds, Inc., DWS Portfolio Trust, DWS Securities Trust, DWS Strategic Income Fund, DWS Target Fund, DWS Target Date Series, DWS Technology Fund, DWS Value Equity Trust, DWS Value Series, Inc., DWS Variable Series I and DWS Variable Series II (each, a “DWS Investment Company,” and collectively, the “DWS Investment Companies”), including currently existing and all future series thereof; (ii) any existing or future registered open-end management investment companies and any series thereof that are part of the “same group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the DWS Investment Companies and that are, or may in the future be, advised by Deutsche Investment Management Americas Inc. (“DIMA” or the “Adviser” (together with series of the DWS Investment Companies, the “DWS Funds”))1 and (iii) DIMA.
All entities that currently intend to rely on the requested order are named as applicants, and any other entity that relies on the order in the future will comply with the terms and conditions of the Application.  The DWS Investment Companies and DIMA are referred to collectively in this Application as the “Applicants.”
II.        REQUESTED RELIEF
The Applicants request that the Commission issue an order under (i) Section 12(d)(1)(J) of the Act granting exemptive relief from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and (ii) Sections 6(c) and 17(b) of the Act granting exemptive relief from Section 17(a) of the Act to the extent necessary to permit the Applicants to operate “funds of funds” whereby certain DWS Funds (each such DWS Fund, a “DWS Fund of Funds”) will invest both in other DWS Funds (“Affiliated Underlying Funds”)2 and in other registered open-end

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1 The term “DIMA” or “Adviser” includes any existing or future entity controlling, controlled by or under common control with Deutsche Investment Management Americas Inc.

2 Affiliated Underlying Funds may, from time to time, include any DWS Fund.  Affiliated Underlying Funds will initially include DWS Blue Chip Fund; DWS Disciplined Market Neutral Fund and DWS Disciplined Long/Short Growth Fund, each a series of DWS Equity Trust; DWS High Income Fund, a series of DWS High Income Series; DWS Technology Fund; DWS Strategic Value Fund, DWS Dreman Mid Cap Value Fund, DWS Dreman Small Cap Value Fund and DWS Large Cap Value Fund, each a series of DWS Value Series, Inc.; DWS Blue Chip VIP, DWS Core Fixed Income VIP, DWS Strategic Value VIP, DWS Dreman Small Mid Cap Value VIP, DWS Global Thematic VIP, DWS Government & Agency Securities VIP, DWS High Income VIP, DWS Diversified International Equity VIP, DWS Large Cap Value VIP, DWS Mid Cap Growth VIP, DWS Small Cap Growth VIP, DWS Technology VIP and DWS Turner Mid Cap Growth VIP, each a series of DWS Variable Series II; DWS Core Fixed Income Fund, DWS High Income Plus Fund, DWS Diversified International Equity Fund, DWS Mid Cap Growth Fund, DWS RREEF Global Real Estate Securities Fund, DWS RREEF Real Estate Securities Fund, DWS Short Duration Fund, DWS Short Duration Plus Fund and DWS Small Cap Growth Fund, each a series of DWS Advisor Funds; DWS Communications Fund, a series of DWS Communications Fund, Inc.; DWS Emerging Markets Fixed Income Fund, DWS Global Bond Fund, DWS Global Opportunities Fund, DWS Global Thematic Fund and DWS RREEF Global Infrastructure Fund, each a series of DWS Global/International Fund, Inc.; DWS GNMA Fund, a series of DWS Income Trust; DWS Enhanced Commodity Strategy Fund, DWS Equity 500 Index Fund, DWS Global Inflation Plus Fund and DWS U.S. Bond Index Fund, each a series of DWS Institutional Funds;
(cont’d)

management investment companies and registered unit investment trusts that are not part of the “same group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the Act) as the DWS Funds (“Unaffiliated Underlying Funds”).  The Affiliated Underlying Funds and Unaffiliated Underlying Funds in which each DWS Fund of Funds may invest are referred to collectively as “Underlying Funds.”  The relief requested would also permit the Underlying Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934 (“Broker”) to sell shares of the Underlying Funds to the DWS Fund of Funds in amounts in excess of the limits set forth in Section 12(d)(1)(B) of the Act.
Each DWS Fund of Funds may invest in Unaffiliated Underlying Funds that have received exemptive relief to list and trade their shares on a national securities exchange at negotiated prices (“exchange traded funds” or “ETFs”) to the extent such investment is consistent with the investment objective of the DWS Fund of Funds.  DWS Fund of Funds offer investors a range of investment objectives generally designed to either provide diversified exposure to specific asset classes or meet long-term objectives, for example retirements within a specified investment horizon.

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(cont’d)
DWS Emerging Markets Equity Fund, DWS Europe Equity Fund, DWS International Fund, DWS International Value Opportunities Fund and DWS Latin America Equity Fund, each a series of DWS International Fund, Inc.; DWS Capital Growth Fund, DWS Growth & Income Fund, DWS Large Company Growth Fund, DWS S&P 500 Index Fund and DWS Small Cap Core Fund, each a series of DWS Investment Trust; DWS Money Market Prime Series, a series of DWS Money Funds; DWS Money Market Series, a series of DWS Money Market Trust; DWS Gold & Precious Metals Fund, a series of DWS Mutual Funds, Inc.; DWS Core Plus Income Fund and DWS Floating Rate Plus Fund, each a series of DWS Portfolio Trust; DWS Health Care Fund, a series of DWS Securities Trust; DWS S&P 500 Plus Fund, a series of DWS Value Equity Trust; and, DWS Bond VIP, DWS Capital Growth VIP, DWS Global Opportunities VIP, DWS Growth & Income VIP, DWS Health Care VIP and DWS International VIP, each a series of DWS Variable Series I.

III.      THE APPLICANTS
This Application is submitted on behalf of the DWS Investment Companies and DIMA.  Each DWS Investment Company is organized as either a Massachusetts business trust or a Maryland corporation, and each is registered as an open-end management investment company under the Act.  Each DWS Investment Company is comprised of separate DWS Funds that pursue distinct investment objectives and strategies.
DIMA is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  DIMA is the investment adviser for each DWS Fund and will serve as investment adviser to each DWS Fund of Funds.
Shares of each series of DWS Variable Series I, DWS Variable Series II and DWS Investments VIT Funds are not offered directly to the public.  Shares of each series of DWS Variable Series I, DWS Variable Series II and DWS Investments VIT Funds are offered to separate accounts that are registered as investment companies under the Act (“Registered Separate Accounts”) or that are not registered under the Act (“Unregistered Separate Accounts”), collectively with Registered Separate Accounts, “Separate Accounts”) of affiliated and unaffiliated insurance companies (collectively, “Insurance Companies”) as the underlying investment vehicles for the variable life insurance and variable annuity contracts (“Variable Contracts”) issued by the Insurance Companies.  Shares of the above funds may be offered to qualified pension and retirement plans.
IV.       PROPOSED STRUCTURE
DWS Funds that currently intend to rely on the requested order include funds that operate as traditional “funds of funds,” which allocate their assets primarily among other investment companies.  DWS Funds also include funds that are not traditional “funds of funds,” but which the investment manager believes would benefit from the ability to invest in other investment companies, such as those specializing in specific asset classes (e.g., real estate, commodities, emerging markets or short-term fixed-income products) or specialized strategies (e.g., a long/short strategy or an index-based strategy).
V.   APPLICABLE LAW AND LEGAL ANALYSIS
A.   Section 12(d)(1)
1.   Section 12(d)(1)(A)
Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company, except in accordance with the limits set forth in that Section.  Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding, such as (i) duplicative costs, (ii) the exercise of undue influence or control over the underlying funds and (iii) the complexity of such arrangements.3
Specifically, Section 12(d)(1)(A) prohibits a registered investment company from acquiring securities of any other investment company if, immediately after the acquisition:  (i) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company; (ii) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company; or (iii) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

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3 See Report of the SEC on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

2.   Section 12(d)(1)(B)
Section 12(d)(1)(B) prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale (i) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it; or (ii) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.
3.   Section 12(d)(1)(J)
The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(1)(J) to the Act.  Section 12(d)(1)(J) provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”4
Therefore, the Applicants request an exemption under Section 12(d)(1)(J) of the Act from the limitations of Sections 12(d)(1)(A) and (B) to the extent necessary to permit (i) the DWS Fund of Funds to acquire shares of the Underlying Funds in amounts in excess of the limits

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4 H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

set forth in Section 12(d)(1)(A) of the Act and the regulations thereunder and (ii) the Underlying Funds, their principal underwriters and any Broker to sell their shares to the DWS Fund of Funds in excess of the limits contained in Section 12(d)(1)(B) of the Act.  The proposed arrangement will not give rise to the policy concerns, each discussed specifically below, that underlie Sections 12(d)(1)(A) and (B).  The Applicants also submit that the proposed transactions are consistent with the congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.5
4.   No Undue Influence by the DWS Funds of Funds
The Applicants note that the concerns about undue influence do not arise in connection with a DWS Fund of Funds investing in Affiliated Underlying Funds, since they are part of the same group of investment companies.  The Applicants submit that the proposed structure will not result in the exercise of undue influence by a DWS Fund of Funds or its affiliates over the Unaffiliated Underlying Funds.  To limit the control a DWS Fund of Funds or its affiliates may have over an Unaffiliated Underlying Fund, the Applicants submit that:
(a)   the Adviser and any person controlling, controlled by, or under common control with the Adviser, any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised or sponsored by the Adviser or any person controlling, controlled by, or under common control with the Adviser (collectively, the “Group”) will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act; and

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5 Id.

(b)   any other investment adviser within the meaning of Section 2(a)(20)(B) of the Act to a DWS Fund of Funds (a “Subadviser”) and any person controlling, controlled by or under common control with the Subadviser, any investment company and any issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Subadviser or any person controlling, controlled by or under common control with the Subadviser (collectively, the “Subadviser Group”) will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act.
If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Underlying Fund, the Group or the Subadviser Group each, in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Underlying Fund, then the Group or the Subadviser Group will vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all holders of the Unaffiliated Underlying Fund’s shares.  This condition will not apply to the Subadviser Group with respect to an Unaffiliated Underlying Fund for which the Subadviser or a person controlling, controlled by or under common control with the Subadviser acts as:  the investment adviser within the meaning of Section 2(a)(20)(A) of the Act in the case of an Unaffiliated Underlying Fund that is organized as an open-end management investment company; or the sponsor in the case of an Unaffiliated Underlying Fund that is organized as a unit investment trust (“UIT”).  For purposes hereof, an Unaffiliated Underlying Fund that is organized as an open-end management investment company is referred to herein as an “Unaffiliated Fund,” and an Unaffiliated Underlying Fund that is organized as a UIT is referred to herein as an “Unaffiliated Trust.”

In addition, a Registered Separate Account will seek voting instructions from its Variable Contract holders and will vote its shares of an Unaffiliated Underlying Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.  An Unregistered Separate Account will either (i) vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund’s shares; or (ii) seek voting instructions from its Variable Contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.
To further limit the potential for undue influence by a DWS Fund of Funds and its affiliates over an Unaffiliated Underlying Fund, the Applicants propose to prevent a DWS Fund of Funds and its Adviser, Subadviser, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each, a “DWS Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Underlying Fund with respect to transactions between a DWS Fund of Funds or a DWS Fund of Funds Affiliate and the Unaffiliated Underlying Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each an “Unaffiliated Underlying Fund Affiliate”).  In seeking to ensure this, a DWS Fund of Funds’ board of trustees (a “DWS Fund of Funds Board”), including a majority of the trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (the “Disinterested Trustees”), will adopt procedures reasonably designed to ensure that the DWS Fund of Funds’ investment program is conducted in a manner that does not take into account any consideration the DWS Fund of Funds or a DWS Fund of Funds Affiliate receives from an

Unaffiliated Underlying Fund or an Unaffiliated Underlying Fund Affiliate in connection with any services or transactions.
Once an investment by a DWS Fund of Funds in the securities of an Unaffiliated Fund exceeds the limits contained in Section 12(d)(1)(A)(i) of the Act, the board of directors or trustees (the “Board”) of such Unaffiliated Fund, including a majority of the Disinterested Trustees, will determine that any consideration paid by the Unaffiliated Fund to the DWS Fund of Funds or a DWS Fund of Funds Affiliate in connection with any services or transactions:  (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Fund; (b) is within the range of consideration that the Unaffiliated Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.
Additionally, no DWS Fund of Funds or DWS Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Fund or as a sponsor to an Unaffiliated Trust) will cause an Unaffiliated Underlying Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an officer, director, advisory board member, Adviser, Subadviser or employee of a DWS Fund of Funds or a person of which any such officer, director, Adviser, Subadviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate,” except that any person whose relationship to the Unaffiliated Underlying Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate).  An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”  Prior to an investment by a DWS Fund of Funds in the securities of an Unaffiliated Fund exceeding the limits contained in Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Fund, including a majority of the Disinterested Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Fund in an Affiliated Underwriting, including any purchases made directly from an Underwriting Affiliate.  The Board of the Unaffiliated Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the DWS Fund of Funds in shares of the Unaffiliated Fund.  The Board of the Unaffiliated Fund will consider, among other things:  (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board of the Unaffiliated Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.  The Unaffiliated Fund will also keep records concerning these purchases.  Specifically, the Unaffiliated Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described above, and any modifications to such procedures, and it will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase made once an investment by a DWS Fund of Funds in the securities of the Unaffiliated Fund exceeds the limits contained in Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identities of the underwriting syndicate’s members, the terms of the purchase and the information or materials upon which the determinations of the Board of the Unaffiliated Fund were made.
To further ensure that an Unaffiliated Fund understands and appreciates the implications of a DWS Fund of Funds’ investment under the requested exemptive relief, prior to an investment in the shares of the Unaffiliated Fund in amounts in excess of the limits contained in Section 12(d)(1)(A)(i) of the Act, a DWS Fund of Funds and the Unaffiliated Fund will execute an agreement (the “Participation Agreement”) stating, without limitation, that their boards of directors or trustees and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order.  At the time of its investment in shares of an Unaffiliated Fund in amounts in excess of the limits contained in Section 12(d)(1)(A)(i), a DWS Fund of Funds will notify the Unaffiliated Fund of the investment.  At such time, the DWS Fund of Funds also will transmit to the Unaffiliated Fund a list of the names of each DWS Fund of Funds Affiliate and Underwriting Affiliate.  The DWS Fund of Funds will notify the Unaffiliated Fund of any changes to the list as soon as reasonably practicable after a change occurs.  The Unaffiliated Fund and the DWS Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.  An Unaffiliated Underlying Fund

(other than an ETF whose shares are purchased by a DWS Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a DWS Fund of Funds.6
5.   No Excessive Layering of Fees
Based on its proposed structure, the Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue.  Within the structure, the Underlying Funds will pay advisory fees to their investment advisers.  In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including administration, accounting, transfer agency, dividend disbursing, legal, custody and other expenses.  Unaffiliated Funds may also impose fees paid pursuant to a plan adopted under Rule 12b-1 under the Act or fees paid to third parties for providing distribution, administrative, sub-transfer agency or shareholder services to beneficial shareholders.  Shareholders of each DWS Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.
Additionally, each DWS Fund of Funds will pay directly its own advisory, administration, accounting, transfer agency, dividend disbursing, legal, custody and other expenses.  Such services at the DWS Fund of Funds level are different from the services provided to the Underlying Funds because each DWS Fund of Funds is a separate entity with its own advisory, administrative, accounting, transfer agency, dividend disbursing, legal and custody needs.  Each DWS Fund of Funds may impose fees paid pursuant to a plan adopted under Rule 12b-1 under the Act and/or shareholder servicing fees paid pursuant to its shareholder service plan.

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6 An Unaffiliated Fund, including an ETF, would retain its right to reject an initial investment by a DWS Fund of Funds in excess of the limits contained in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the DWS Fund of Funds.

To ensure that the investment advisory fees are not duplicative, prior to approval of any investment advisory contract under Section 15 of the Act each DWS Fund of Funds Board, including a majority of the Disinterested Trustees, will find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, the services provided under the advisory contracts of any Underlying Funds in which a DWS Fund of Funds may invest.  This finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate DWS Fund of Funds.
In addition, the Adviser will waive fees otherwise payable to it by the DWS Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to a plan adopted by an Unaffiliated Fund under Rule 12b-1 under the Act) received by the Adviser or an affiliated person of the Adviser from an Unaffiliated Underlying Fund, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by an Unaffiliated Fund, in connection with the investment by the DWS Fund of Funds in the Unaffiliated Underlying Fund.  The Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the DWS Fund of Funds in an amount at least equal to any compensation received by the Subadviser or any affiliated person of the Subadviser from an Unaffiliated Underlying Fund, other than any advisory fees paid to the Subadviser or an affiliated person of the Subadviser by an Unaffiliated Fund in connection with the investment by the DWS Fund of Funds in the Unaffiliated Underlying Fund made at the direction of the Subadviser.  In the event that the Subadviser waives such fees, the benefit of the waiver will be passed through to the DWS Fund of Funds.
Applicants state that with respect to Registered Separate Accounts that invest in a DWS Fund of Funds, no sales load will be charged at the DWS Fund of Funds level or at the

Underlying Fund level.  Other sales charges and service fees, as defined in Rule 2830 of the Conduct Rules of the NASD (“NASD Conduct Rule 2830”), will only be charged at the DWS Fund of Funds level or at the Underlying Fund level, not both.  With respect to other investments in a DWS Fund of Funds, any sales charges and/or service fees charged with respect to shares of the DWS Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 28307.
Applicants represent that each DWS Fund of Funds will represent in the Participation Agreement that no Insurance Company sponsoring a Registered Separate Account funding variable insurance contracts will be permitted to invest in the DWS Fund of Funds unless the Insurance Company has certified to the DWS Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the DWS Fund of Funds, including fees and charges at the Separate Account, DWS Fund of Funds, and Underlying Fund levels, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Insurance Company.
6.   Structure Is Not Overly Complex
The proposed arrangement will not create an overly complex fund structure of a type that would be confusing to shareholders.  To address this concern, no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in an amount in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan

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7 Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.
B.   Section 17(a)
Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons.  An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:
(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person, 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Since DIMA serves as investment manager or investment adviser to each DWS Fund of Funds and as investment adviser to the Affiliated Underlying Funds, the DWS Funds of Funds and the Affiliated Underlying Funds may be deemed to be under common control with and therefore affiliated persons of one another.  The DWS Funds of Funds and an Underlying Fund may also be deemed to be affiliated by virtue of a 5% or greater ownership interest by a DWS Fund of Funds of such Underlying Fund’s outstanding voting securities.  In light of these and other possible affiliations, the sale of shares by the Underlying Funds to the DWS Funds of Funds and the redemption of shares from the DWS Funds of Funds by the Underlying Funds could be deemed to be principal transactions between an affiliated person and a registered investment company that are prohibited by Section 17(a).
Section 17(b), however, permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that:  (1) the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the Act.
Additionally, Section 6(c) of the Act provides that “the Commission by rule or regulations, upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.”
The Applicants believe that the proposed structure satisfies the requirements for relief under both Sections 17(b) and 6(c).8  The terms upon which shares of an Underlying Fund will be purchased and/or sold by a DWS Fund of Funds will be based on the net asset value of each Underlying Fund or, in the context of an ETF whose shares are purchased on the secondary

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8 The Applicants acknowledge that receipt of compensation by (a) an affiliated person of a DWS Fund of Funds, or an affiliated person of such person, for the purchase by the DWS Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a DWS Fund of Funds may be prohibited by Section 17(e)(1) of the Act.  The Participation Agreement will also include this acknowledgment.

market, at the current market price.9  The proposed structure will be consistent with the policies of each DWS Fund of Funds and Underlying Fund and with the general purposes of the Act.  The investment by a DWS Fund of Funds in shares of the Underlying Funds will be effected in accordance with the investment policies contained in the registration statement of the DWS Fund of Funds and Underlying Funds involved.
VI.       PRECEDENTS IN SUPPORT OF THE REQUESTED RELIEF
The Commission has granted exemptive orders to other mutual fund complexes to establish fund-of-funds arrangements with affiliated and unaffiliated investment companies that are substantially similar to that requested in this Application.  Van Kampen Retirement Strategy Trust, et al., Investment Company Act Rel. No. 28406 (September 25, 2008) (notice) and Investment Company Act Rel. No. 28440 (October 17, 2008) (order); John Hancock Trust, et al., Investment Company Act Rel. No. 27848 (May 30, 2007) (notice) and Investment Company Act Rel. No. 27873 (June 26, 2007) (order); Van Eck Worldwide Insurance Trust, et al., Investment Company Act Rel. No. 27820 (May 9, 2007) (notice) and Investment Company Act Rel. No. 27849 (June 1, 2007) (order); Members Mutual Funds, et al., Investment Company Act Rel. No. 27598 (December 13, 2006) (notice) and Investment Company Act. Rel. No. 27657 (January 9, 2007) (order); ING Partners Inc., et al., Investment Company Act Rel. No. 27116 (October 12, 2005) (notice) and Investment Company Act Rel. No. 27142 (November 8, 2005) (order); MetLife Investors USA Insurance Company et al., Investment Company Act Rel.

____________
9 The Applicants note that a DWS Fund of Funds generally would purchase and sell shares of an Unaffiliated Underlying Fund that operates as an ETF through secondary-market transactions at market prices rather than through principal transactions with the Unaffiliated Underlying Fund at net asset value.  The Applicants would not rely on the requested relief from Section 17(a) for such secondary-market transactions.  To the extent that a DWS Fund of Funds purchases or redeems shares from an Unaffiliated Underlying Fund that is an ETF and an affiliated person of the DWS Fund of Funds in exchange for a basket of specified securities as described in the application for the exemptive order upon which the ETF relies, the Applicants also request relief from Section 17(a) for those transactions.

No. 27028 (August 11, 2005) (notice) and Investment Company Act Rel. No. 27059 (September 7, 2005) (order).
VII.     CONCLUSION
Based upon the foregoing, the Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue an order (i) pursuant to Section 12(d)(1)(J) of the Act exempting the proposed arrangement from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B) and (ii) pursuant to Sections 6(c) and 17(b) of the Act for an exemption from the provisions of Section 17(a).
VIII.    APPLICANTS’ CONDITIONS
The Applicants agree that any order granting the requested relief shall be subject to the following conditions:
1.   The members of the Group will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act.  The members of a Subadviser Group will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act.  If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Underlying Fund, the Group or the Subadviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Underlying Fund, then the Group or the Subadviser Group (except for any member of the Group or Subadviser Group that is a Separate Account) will vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund’s shares.  This condition will not apply to the Subadviser Group with respect to an Unaffiliated Underlying Fund for which the Subadviser or a person controlling, controlled by or under common control with the Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Fund) or the sponsor (in the case of an Unaffiliated Trust).
A Registered Separate Account will seek voting instructions from its Variable Contract holders and will vote its shares of an Unaffiliated Underlying Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.  An Unregistered Separate Account will either (i) vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund’s shares; or (ii) seek voting instructions from its Variable Contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.
2.   No DWS Fund of Funds or DWS Fund of Funds Affiliate will cause any existing or potential investment by the DWS Fund of Funds in shares of an Unaffiliated Underlying Fund to influence the terms of any services or transactions between the DWS Fund of Funds or a DWS Fund of Funds Affiliate and the Unaffiliated Underlying Fund or an Unaffiliated Underlying Fund Affiliate.
3.   Each DWS Fund of Funds Board, including a majority of the Disinterested Trustees, will adopt procedures reasonably designed to ensure that the Adviser and any Subadviser are conducting the investment program of the DWS Fund of Funds without taking into account any consideration received by the DWS Fund of Funds or a DWS Fund of Funds Affiliate from an Unaffiliated Underlying Fund or an Unaffiliated Underlying Fund Affiliate in connection with any services or transactions.

4.   Once an investment by a DWS Fund of Funds in the securities of an Unaffiliated Fund exceeds the limits contained in Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Fund, including a majority of the Disinterested Trustees, will determine that any consideration paid by the Unaffiliated Fund to a DWS Fund of Funds or a DWS Fund of Funds Affiliate in connection with any services or transactions:  (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Fund; (b) is within the range of consideration that the Unaffiliated Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between an Unaffiliated Fund and its investment adviser(s) or any person controlling, controlled by or under common control with such investment adviser(s).
5.   No DWS Fund of Funds or DWS Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Fund or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Underlying Fund to purchase a security in an Affiliated Underwriting.
6.   The Board of an Unaffiliated Fund, including a majority of the Disinterested Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Fund in an Affiliated Underwriting once an investment by a DWS Fund of Funds in the securities of the Unaffiliated Fund exceeds the limits contained in Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board of the Unaffiliated Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the DWS Fund of Funds in shares of the Unaffiliated Fund.  The Board of the

Unaffiliated Fund will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compared to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board of the Unaffiliated Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.
7.   Each Unaffiliated Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and it will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a DWS Fund of Funds in the securities of an Unaffiliated Fund exceeds the limits contained in Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identities of the underwriting syndicate’s members, the terms of the purchase and the information or materials upon which the determinations of the Board of the Unaffiliated Fund were made.
8.   Before making an investment in shares of an Unaffiliated Fund in an amount in excess of the limits contained in Section 12(d)(1)(A)(i) of the Act, the DWS Fund of Funds and the Unaffiliated Fund will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order.  At the time of making its investment in shares of an Unaffiliated Fund in an amount in excess of the limits contained in Section 12(d)(1)(A)(i), the DWS Fund of Funds will notify the Unaffiliated Fund of the investment.  At such time, the DWS Fund of Funds will also transmit to the Unaffiliated Fund a list of the names of each DWS Fund of Funds Affiliate and Underwriting Affiliate.  The DWS Fund of Funds will notify the Unaffiliated Fund of any changes to the list as soon as reasonably practicable after a change occurs.  The Unaffiliated Fund and the DWS Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.
9.   Prior to approving any advisory contract under Section 15 of the Act, each DWS Fund of Funds Board, including a majority of the Disinterested Trustees, will be required to find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Underlying Funds in which the DWS Fund of Funds may invest.  This finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate DWS Fund of Funds.
10.   The Adviser will waive fees otherwise payable to it by the DWS Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to a plan adopted by an Unaffiliated Fund under Rule 12b-1 under the Act) received from an Unaffiliated Underlying Fund by the Adviser or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by an Unaffiliated Fund, in connection with the investment by the DWS Fund of Funds in the Unaffiliated Underlying Fund.  Any Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the DWS Fund of Funds in an amount at least equal to any compensation received from an Unaffiliated Underlying Fund by the Subadviser or any affiliated person of the Subadviser, other than any advisory fees paid to the Subadviser or an affiliated person of the Subadviser by an Unaffiliated Fund in connection with the investment by the DWS Fund of Funds in the Unaffiliated Underlying Fund made at the direction of the Subadviser.  In the event that the Subadviser waives such fees, the benefit of the waiver will be passed through to the DWS Fund of Funds.
11.   No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in an amount in excess of the limits contained in Section 12(d)(1)(A) of the Act, except in reliance on Rule 12d1-1 or to the extent that such Underlying Fund (i) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (ii) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (a) acquire securities of one or more investment companies for short-term cash management purposes or (b) engage in inter-fund borrowing and lending transactions.
12.   With respect to Registered Separate Accounts that invest in a DWS Fund of Funds, no sales load will be charged at the DWS Fund of Funds level or at the Underlying Fund level.  Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will be charged at the DWS Fund of Funds level or at the Underlying Fund level, not both.  With respect to other investments in a DWS Fund of Funds, any sales charges and/or service fees charged with respect to shares of a DWS Fund of Funds will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.
IX.       PROCEDURAL MATTERS
All the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  Resolutions of the DWS Investment Companies authorizing the filing of this Application are attached to this Application as Exhibits A-1 and A-2; pursuant to Rule 0-2(c)(2) under the Act, the DWS Investment Companies state that those resolutions are applicable to this Application and currently remain in effect.
The verifications required by Rule 0-2(d) under the Act are attached to this application as Exhibits B-1 and B-2.
The Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.
Pursuant to Rule 0-2(f) under the Act, the Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.
X.        REQUEST FOR ORDER OF EXEMPTION
For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the relief sought by the Application.  The Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Act.

XI.       LIST OF ATTACHMENTS AND EXHIBITS
The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 and A-2	Certifications Pursuant to Rule 0-2(c).
Exhibits B-1 and B-2	Verifications Pursuant to Rule 0-2(d)

A copy of the Declaration of Trust of each Fund that is a Massachusetts business trust is on file with the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed by officers of each such Fund on behalf of each such Fund and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the trustees, officers or shareholders individually but are binding only upon the assets and property of each such Fund.
[Signature Pages Follow]

DWS ADVISOR FUNDS By: /s/ John Millette Name: John Millette Title: Secretary
DWS BLUE CHIP FUND By: /s/ John Millette Name: John Millette Title: Secretary
DWS COMMUNICATIONS FUND, INC. By: /s/ John Millette Name: John Millette Title: Secretary
DWS EQUITY TRUST By: /s/ John Millette Name: John Millette Title: Secretary
DWS GLOBAL/INTERNATIONAL FUND, INC. By: /s/ John Millette Name: John Millette Title: Secretary
DWS HIGH INCOME SERIES By: /s/ John Millette Name: John Millette Title: Secretary

DWS INCOME TRUST By: /s/ John Millette Name: John Millette Title: Secretary
DWS INSTITUTIONAL FUNDS By: /s/ John Millette Name: John Millette Title: Secretary
DWS INTERNATIONAL FUND, INC. By: /s/ John Millette Name: John Millette Title: Secretary
DWS INVESTMENT TRUST By: /s/ John Millette Name: John Millette Title: Secretary
DWS INVESTMENTS VIT FUNDS By: /s/ John Millette Name: John Millette Title: Secretary
DWS MONEY FUNDS By: /s/ John Millette Name: John Millette Title: Secretary
DWS MONEY MARKET TRUST By: /s/ John Millette Name: John Millette Title: Secretary

DWS MUTUAL FUNDS, INC. By: /s/ John Millette Name: John Millette Title: Secretary
DWS PORTFOLIO TRUST By: /s/ John Millette Name: John Millette Title: Secretary
DWS SECURITIES TRUST By: /s/ John Millette Name: John Millette Title: Secretary
DWS STRATEGIC INCOME FUND By: /s/ John Millette Name: John Millette Title: Secretary
DWS TARGET FUND By: /s/ John Millette Name: John Millette Title: Secretary
DWS TARGET DATE SERIES By: /s/ John Millette Name: John Millette Title: Secretary
DWS TECHNOLOGY FUND By: /s/ John Millette Name: John Millette Title: Secretary

DWS VALUE EQUITY TRUST By: /s/ John Millette Name: John Millette Title: Secretary
DWS VALUE SERIES, INC. By: /s/ John Millette Name: John Millette Title: Secretary
DWS VARIABLE SERIES I By: /s/ John Millette Name: John Millette Title: Secretary
DWS VARIABLE SERIES II By: /s/ John Millette Name: John Millette Title: Secretary
DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC. By: /s/ Caroline Pearson Name: Caroline Pearson Title: Managing Director

Exhibit A-1

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Secretary of DWS Advisor Funds, DWS Blue Chip Fund, DWS Communications Fund, Inc., DWS Equity Trust, DWS Global/International Fund, Inc., DWS High Income Series, DWS Income Trust, DWS Institutional Funds, DWS International Fund, Inc., DWS Investment Trust, DWS Investments VIT Funds, DWS Money Funds, DWS Money Market Trust, DWS Mutual Funds, Inc., DWS Portfolio Trust, DWS Securities Trust, DWS Strategic Income Fund, DWS Target Fund, DWS Target Date Series, DWS Technology Fund, DWS Value Equity Trust, DWS Value Series, Inc., DWS Variable Series I and DWS Variable Series II (each a “Fund”); that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940 and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Fund have been taken, and the person signing and filing the Application on behalf of the Fund is fully authorized to do so; and that the Trustees of the Fund adopted the following vote at a meeting duly called and held on March 4, 2008 in accordance with the By-laws of the Fund:
RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to file on behalf of the Fund an application with the Securities and Exchange Commission in order to amend the Fund’s exemptive order from certain requirements of the Investment Company Act of 1940, as amended, in order to permit the Fund to invest in affiliated and non-affiliated open-end investment companies.

Dated: May 10, 2010
/s/ John Millette Name: John Millette Title: Secretary

Exhibit A-2

CERTIFICATION

The undersigned hereby certifies that she is the Managing Director of Deutsche Investment Management Americas Inc. (the “Company”); that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940 and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Company have been taken, and the person signing and filing the Application on behalf of the Company is fully authorized to do so; and that the Directors of the Company adopted the following vote by written consent on March 4, 2008 in accordance with the By-laws of the Company:

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to file on behalf of the Fund an application with the Securities and Exchange Commission in order to amend the Fund’s exemptive order from certain requirements of the Investment Company Act of 1940, as amended, in order to permit the Fund to invest in affiliated and non-affiliated open-end investment companies.

Dated: May 10, 2010
/s/ Caroline Pearson Name: Caroline Pearson Title: Managing Director

Exhibit B-1

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached amended and restated application, dated May 10, 2010, for and on behalf of DWS Advisor Funds, DWS Blue Chip Fund, DWS Communications Fund, Inc., DWS Equity Trust, DWS Global/International Fund, Inc., DWS High Income Series, DWS Income Trust, DWS Institutional Funds, DWS International Fund, Inc., DWS Investment Trust, DWS Investments VIT Funds, DWS Money Funds, DWS Money Market Trust, DWS Mutual Funds, Inc., DWS Portfolio Trust, DWS Securities Trust, DWS Strategic Income Fund, DWS Target Fund, DWS Target Date Series, DWS Technology Fund, DWS Value Equity Trust, DWS Value Series, Inc., DWS Variable Series I and DWS Variable Series II (each a “Fund”); that he is the Secretary of the Fund; and that all action by shareholders and Trustees necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: May 10, 2010
/s/ John Millette Name: John Millette Title: Secretary

Exhibit B-2

VERIFICATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached amended and restated application, dated May 10, 2010, for and on behalf of Deutsche Investment Management Americas Inc. (the “Company”); that she is the Managing Director of the Company; and that all action by shareholders and Directors necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Dated: May 10, 2010
/s/ Caroline Pearson Name: Caroline Pearson Title: Managing Director